Exhibit 99.1

CASI Pharmaceuticals Receives the Delisting Decision from the Nasdaq Hearings Panel

South San Francisco, California / February 25, 2026 / ACCESS NEWSWIRE / -- CASI Pharmaceuticals, Inc. (NASDAQ: CASI), a clinical-stage biopharmaceutical company focused on developing CID-103, a potential best-in-class, anti-CD38 monoclonal antibody for patients with organ transplant rejection and autoimmune diseases, today announced that it has received a determination letter from the Hearings Panel (the “Panel”) of The Nasdaq Stock Market (“Nasdaq”) dated February 23, 2026, notifying the Company that the Panel determined to delist the Company’s securities from Nasdaq, due to the Company’s failure to satisfy the continued listing conditions as previously disclosed. As a result, the Company securities will be suspended from trading at the open of business on February 26, 2026 and delisted from Nasdaq after the completion of certain applicable process. The Company does not intend to request a review of such decision.

Following the delisting, the Company expects that its ordinary shares will be quoted on the “over the counter” market operated by OTC Markets Group Inc (the “OTC”) so that a trading market may continue to exist for its ordinary shares. There is no guarantee, however, that a broker will continue to make a market in the ordinary shares and that trading of the ordinary shares will continue on an OTC market or otherwise.

The delisting from Nasdaq will have no significant impact on the Company’s operations.

About CASI Pharmaceuticals

CASI Pharmaceuticals, Inc. is a public biopharmaceutical company developing CID-103, an anti-CD38 monoclonal antibody for organ transplant rejection and autoimmune diseases.

CID-103 is a fully human IgG1, potentially best-in-class, clinical stage, anti-CD38 monoclonal antibody which targets a unique epitope and has demonstrated an encouraging pre-clinical efficacy and clinical safety profile compared to other anti-CD38 monoclonal antibodies, and for which CASI owns exclusive global rights. CASI has received regulatory approvals of a Chinese Phase 1 / 2 CTA and a U.S. Phase 1 IND in adults with chronic active renal allograft antibody-mediated rejection (AMR). In parallel, CASI is actively recruiting and dosing patients in an ongoing Phase 1 study in immune thrombocytopenia (ITP). In addition, CASI is assessing multiple technologies for development of a stable, high concentration protein solution for subcutaneous injection.

More information on CASI is available at www.casipharmaceuticals.com.

Forward Looking Statements

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as the Company's strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the "SEC"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks is included in the Company's filings with the SEC. All information provided herein is as of the date of this announcement, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law. We caution readers not to place undue reliance on any forward-looking statements contained herein.

INVESTOR CONTACT:

Larry Zhang

240-205-5475

larryz@casipharmaceuticals.com